Exhibit 99.1

Borqs Technologies Receives 1.7 Million sq.ft. Land Use Rights

for the 5G Industrial Park Project in Huzhou, China

Santa Clara, California, June 7, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT) and a portfolio company of Qualcomm Technologies, today reported that the Company has signed a supplementary agreement with the Huzhou South Taihu New Development Commission in which Borqs is granted land use rights to 240 Chinese acres (equivalent to 1.7 million sq. ft.) to build up a 5G Industrial Park particularly for 5G mobile technologies R&D and incubation activities, IoT products manufacturing and showcases, as well as hosting facilities for visitors. The first phase of product assembly facilities has already begun and is anticipated to be operational by the end of June 2021.

As previously disclosed in December last year that the Company is in cooperation with the Huzhou authorities for development of the latest mobile technologies and IoT products, this award is one of only five such grants made by Huzhou to commercial enterprises. The 1.7 million sq.ft. of land use rights will be provided to Borqs at the lowest allowable pricing. The Company is authorized to manage all procurement of the project including the solicitation of real estate developers and business participants, and is also anticipated to recruit graduates from the academic institutions in the Huzhou area.

 Borqs is listed among the Qualcomm Technologies portfolio companies in IoT (https://www.qualcommventures.com/portfolio/) as “Borqs International Holding Corp., is a global leader in IoT platform and Solutions providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider, leveraging its unique strategic chipset partner relationships as well as its broad software and IP portfolio.”

About Huzhou South Taihu New Area of Zhejiang province, China

The South Taihu New Area of Huzhou City was officially established on June 2, 2019 and is one of the four new areas established by the provincial government. It is located in the northern part of Zhejiang Province at the south shore of the beautiful Taihu Lake, with a total planning area of 225 square kilometers. Accessible by high speed railway and five express highways, the area is also connected with the inland water transportation channels in China. There are four international airports around the new area, including Hongqiao and Pudong in Shanghai, Xiaoshan in Hangzhou and Lukou in Nanjing.

Further About Borqs Technologies, Inc.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the Company will not complete the cooperation as described or may not be able to engage developers and businesses as expected, and the negative impact of the coronavirus on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com